Exhibit 99.1                     - 32 -


                     NORTH EUROPEAN OIL ROYALTY TRUST


                           ESTIMATE OF REMAINING
                         PROVED PRODUCING RESERVES
                       IN THE NORTHWEST BASIN OF THE
                        FEDERAL REPUBLIC OF GERMANY
                                  AS OF
                             OCTOBER 1, 1996















































RALPH E. DAVIS ASSOCIATES, INC.
HOUSTON, TEXAS                                                 DECEMBER, 1996

                     T A B L E   O F  C O N T E N T S

                     --------------------------------


Discussion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1


Description of Holdings . . . . . . . . . . . . . . . . . . . . . . . . . . .2


Limitations of Available Data . . . . . . . . . . . . . . . . . . . . . . . .3


Oldenburg Area - Sales and Reserves . . . . . . . . . . . . . . . . . . . . .4


Net Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5


Table 1 . . . . .Reserve Summary and Five Year
                 Net Sales History . . . . . . . . . . . . . . . . . . . . . 7


Certificate of Qualification . . . . . . . . . . . . . . . . . . . . . . . . 8

                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                      3555 Timmons Lane - Suite 1105
                          Houston, Texas 77027
                             (713) 622-8955











                                                            December 18, 1996



The Trustees of
North European Oil Royalty Trust
P. O. Box 456
Red Bank, New Jersey 07701


Gentlemen:

          In accordance with your request, we have prepared a report of the estimated remaining proved producing reserves attributable to the overriding royalty interest of North European Oil Royalty Trust (the "Trust" or "NEORT") in the Northwest German Basin of the Federal Republic of Germany as of October 1, 1996 (the "Reserve Report"). The proved producing reserves are as of October 1, 1996 and the reported sales are for the twelve month period ending September 30, 1996. The use of the period ending September 30, 1996 is consistent with prior years and allows the timely calculation of the royalty reserves and the cost depletion percentage.

     In annual reserve reports prepared for the Trust prior to 1992, reserve estimates were presented for the Trust's interests in fields located in the Alpine Foreland Area of Bavaria and other non-Oldenburg areas. Reports from 1992 forward omit such estimates. The Trust continues to receive royalty payments from these interests. However, these royalties represent less than two (2) percent of the Trust's total royalties and the expenses involved in the determination of reserve estimates for these interests are not warranted by the royalties received. We will continue to monitor the quarterly statements and if increases are noted that could add reserves to the Trust, we will resume estimating future reserves.

          The Trust normally receives from Mobil Oil A.G. ("Mobil"), the German subsidiary of Mobil Corp., a 2% royalty on gross receipts from sales of sulfur obtained as a by-product of sour gas produced from the western portion of Oldenburg. This agreement is subject to an escalation clause which provides that if Mobil's selling price is below the escalated base price, payment of royalties is deferred until such time as the selling price again exceeds the escalated base price. Throughout fiscal 1996, Mobil's selling price was below the escalated base price. We will continue to monitor this situation, but until the point that Mobil's selling price again exceeds the escalated base price, reserves subject to this royalty will not be included in overall reserve calculations.


                          DESCRIPTION OF HOLDINGS
                          -----------------------


          The Trust holds various overriding royalty rights on sales of gas, sulfur and oil from certain concessions and leases in the Federal Republic of Germany. The Oldenburg concession (1,398,000 acres), covering virtually the entire former State of Oldenburg and located in the State of Lower Saxony, is the major source of royalty income for the Trust. Although the Trust holds overriding royalty rights on other areas outside the Oldenburg concession, the reserve calculations for this year do not include reserves from these areas due to the low level of royalty income and intermittent production.


          1. The Oldenburg concession is held by Oldenburgische Erdol Gesellschaft ("OEG"). Within this concession Mobil and BEB Erdgas und Erdol GmbH ("BEB"), a joint venture of Exxon Corp. and Royal Dutch Group, carry out all exploration, drilling, production and sales activities.


              (a) Under one series of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil of natural gas, casinghead gas, crude oil and condensate. The Trust also receives from Mobil a 2% royalty payment on gross receipts of sales of sulfur obtained as a by-product of sour gas produced
















                                 - 2 -

                                 - 36 -


                    from the western part of Oldenburg. The payment of the sulfur royalty is conditioned upon sales by Mobil of sulfur at a selling price above an agreed upon base price, which base price is adjusted by an inflation index. Where the average selling price falls below the adjusted base price, no royalties are payable.


              (b) Under another series of rights covering the entire Oldenburg concession and pursuant to an agreement with OEG (the "OEG Agreement"), the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of natural gas, casinghead gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less 50% of an escalating cost base. This cost base is recomputed annually based on indexes reflecting changes in certain prices within Germany. This system will be revised in 2002 unless the escalating cost base diverges significantly from the actual production costs, in which case the system will be revised in 1999. In either case, the revised system provides that 50% of field handling, treatment and transport costs, as reported for state governmental royalty purposes, will be deducted from gross sales receipts prior to the royalty calculation.



                        LIMITATIONS OF AVAILABLE DATA
                        -----------------------------


          The reserves considered in this report are defined as proved producing reserves. Proved producing reserves are limited to those quantities which can be expected to be recoverable commercially from known reservoirs at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Proved producing reserves do not include either proved developed non-producing reserves or any class of probable reserves.

     The reserve estimates were prepared using engineering methods generally accepted by the petroleum industry. The reliability of any reserve estimate
















                                 - 3 -

                                 - 37 -


is a function of the quality of available information and of engineering interpretation and judgment.


          The Trust, as an overriding royalty interest owner, is not entitled to receive proprietary data from the various operators on producing wells. Data (such as logs, core analysis, reservoir tests, pressure tests, gas analyses, geologic maps, and individual well production histories, which are used in volummetric and material balance type reserve estimates) are not available to the Trust.


          The Trust receives various monthly and quarterly statements that report production, sales and revenue data from the operators. Utilizing the same procedures as in prior years, this information, plus published information received from W.E.G. (a German organization comparable to the American Petroleum Institute or the American Gas Association), has been used to prepare this annual report. We believe the reserve estimates prepared using this data represent realistic values. However, due to the limitation of data, this estimate of reserves can not have the same degree of accuracy that an estimate of reserves prepared using all pertinent data would have. Our experience in the evaluation of reserves using such limited data compensates somewhat for the limitations of available data.


          The data in the reports received by the Trust is in metric tons and cubic meters. The following Metric to English Unit conversion factors were used:


          Oil:      7.23 barrels per metric ton
          Gas:      37.25 cubic feet per cubic meter at 14.7 psia
                    and 60 degrees Fahrenheit
          Sulfur:   1.1 short tons per metric ton



                   OLDENBURG AREA -  SALES AND RESERVES
                   ------------------------------------


          The Trust's royalty income comes primarily from the Oldenburg area. Gas production accounts for the majority of the income; however, the high hydrogen sulfide content of much of the gas produced necessitates its removal before the gas can be sold.












                                 - 4 -

                                 - 38 -


The facilities at the Grossenkneten desulfurization plant are the primary means by which the hydrogen sulfide is removed. Following renovations and improvements to the plant in 1994 and again in 1996, the plant's input capacity has been increased from 600,000 cu. meters per hour to its present capacity of 750,000 cu. meters per hour. In 1994, a 60 Km. pipeline connecting the Oldenburg concession with the NEAG desulfurization plant was completed. Initially, this pipeline provided access to additional and excess capacity at NEAG of up to approximately 90,000 cu. meters per hour. However, following the development of additional reserves outside the Oldenburg concession this former excess capacity will not be available for the processing of Oldenburg gas for some period of time.


          During the 12 months ending September 30, 1996 total sales for the Oldenburg area were 333,997 barrels of oil and condensate, 174,970 million cubic feet (MMcf) of non-associated gas, 332 MMcf of associated gas and 828,804 short tons of sulfur. The sales from the western portion of Oldenburg, where the Trust has a greater interest, were 188,859 barrels of condensate and oil, 63,188 MMcf of non-associated gas, 133 MMcf of associated gas and 208,661 short tons of sulfur.


           Estimated gross remaining proved producing reserves attributable to the total Oldenburg area are 3,504,974 barrels of condensate and oil, 2,152,001 MMcf of non-associated gas, 3,392 MMcf of associated gas and 9,479,718 short tons of sulfur.


                                NET RESERVES
                                ------------

          To present an accurate picture of estimated proved producing reserves net to the Trust, the gross reserve figures outlined above must be modified by the impact of the different royalty rates in effect in the Oldenburg concession. A comparison of the Trust's overriding royalty rates in both the western and eastern areas of Oldenburg is as follows:





















                                 - 5 -

                                 - 39 -


          Mobil Oil A. G.               West               East
          ---------------               ----               ----

               Oil & Gas                 4%                 0%
               Sulfur                    2%*                0%


          BEB
          ---------------

               Oil & Gas              0.6667%**           0.6667%**
               Sulfur                 0.6667%**           0.6667%**

          *Temporarily suspended. (See explanation above.)

          **Prior to the calculation of royalties, a portion of the field handling, transport and manipulation costs for products produced and sold is deducted.


          The application of these royalty rates to the estimated gross remaining proved producing reserves attributable to the western and eastern Oldenburg areas yields the combined estimated proved producing reserves net to the Trust. As of October 1, 1996, these figures stand at 89,141 barrels of oil and condensate, 40,644 MMcf of gas and 48,754 short tons of sulfur.


          A summary of net proved producing reserves by product and a five year history of net sales attributable to the royalty interests of the Trust are presented in Table 1.



                                         Sincerely yours,


                                         RALPH E. DAVIS ASSOCIATES, INC.

                                         /s/ Larry A. Barnett
                                         -------------------------------
                                             Larry A. Barnett, P. E.
                                             Senior Vice-President


LAB:sw












                                 - 6 -

                                 - 40 -



                                TABLE 1

                     NORTH EUROPEAN OIL ROYALTY TRUST
             RESERVE SUMMARY AND FIVE YEAR NET SALES HISTORY




ESTIMATED NET PROVED PRODUCING RESERVES
AS OF OCTOBER 1, 1996

                                            OLDENBURG


                    Oil/Cond.      Associated     Non-Associated     Sulfur
                                      Gas              Gas
                    Barrels           MMcf             MMcf        Short Tons
                    --------       ----------     --------------   ----------

                     89,141            62              40,644        48,754**

          **Note: At current prices, no royalties are presently being paid under the Mobil sulfur royalty.




FIVE YEAR NET SALES SUMMARY
12 MONTHS ENDING SEPTEMBER 30


                                            OLDENBURG


                    Oil/Cond.      Associated     Non-Associated     Sulfur
                                      Gas              Gas
                    Barrels           MMcf             MMcf        Short Tons
                    --------       ----------     --------------   ----------

     1996            9,348             8              3,450          4,268**
     1995            9,226             8              4,098          4,081**
     1994            8,984            11              3,681          2,391**
     1993           10,550            18              4,031          3,790**
     1992           10,100            10              4,056          8,102


          **Note: At current prices, no royalties are presently being paid under the Mobil sulfur royalty.








                                 - 7 -

                                 - 41 -


                      CERTIFICATE OF QUALIFICATION


          I, Larry A. Barnett, Registered Professional Engineer, do hereby certify:


     1. That I am senior vice-president of the consulting firm of Ralph E. Davis Associates, Inc. with offices at 3555 Timmons Lane, Suite 1105, Houston, Texas 77027.


     2. That I have prepared a reserve report on the interests of the North European Oil Royalty Trust in the Northwest Basin of the Federal Republic of Germany for the twelve month period ending September 30, 1996.


     3. That I have no direct or indirect interest, nor do I expect to receive any direct or indirect interest, in the properties or in any securities of the North European Oil Royalty Trust.


     4. That I attended The University of Texas and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1958.


     5. That I am a Registered Professional Engineer in the States of Texas and Louisiana, Registration Numbers 23399 and 9647 respectively, and that I am a member in good standing of the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers and the Society of Professional Well Log Analysts.


     6. That I have in excess of thirty-five years experience in the evaluation of oil and gas properties in the United States, Canada, Mexico, South America and Germany, and that I have been practicing as a consultant in petroleum engineering and geology since 1987.




                                        RALPH E. DAVIS ASSOCIATES, INC.

                                        /S/ Larry A. Barnett
                                        -------------------------------
                                            Larry A. Barnett, P. E.
                                            Senior Vice-President









                                 - 8 -